UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

OFS CAPITAL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

67103B 100
(CUSIP Number)

April 10, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67103B 100	13G/A	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS Orchard First Source Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,946,474
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,946,474
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,946,474
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.3%[1]
12.	TYPE OF REPORTING PERSON OO

1.
The percentage used herein and in the rest of this Schedule 13G/A are calculated based upon 13,200,297 shares of the Issuer’s Common Stock, $0.01 par value (the “Common Stock”), outstanding as of April 4, 2017 as reported in the Issuer’s Form 497 filed with the Commission on March 30, 2017.

This Amendment No. 5 (this “Amendment”) amends the statement on Schedule 13G filed on December 21, 2016 (the “Original Schedule 13G”) with respect to the Common Stock of OFS Capital Corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below

CUSIP No. 67103B 100	13G/A	Page 3 of 5 pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,946,474

(b)	Percent of class: 22.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,946,474

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the deposition: 2,946,474

(iv)	Shared power to dispose or direct the disposition: -0-

On December 21, 2016, the Stockholder entered into a Voting Agreement and Proxy (the “Agreement”) with Frank H. Golay, Jr. (the “Voting Party”) whereby the Stockholder appointed the Voting Party as the Stockholder’s proxy, for and in the name, place and stead of the Stockholder, to vote 531,869 of the voting securities of the Company (the “Covered Shares”) held by the Stockholder or to have the right to grant a consent or approval in respect of the Covered Shares for any of the following matters: (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Investment Company Act of 1940, as amended, or applicable state law affecting the Company’s Board of Director’s composition, size or manner of election. The provisions of the Agreement may be modified, amended or terminated at any time without cause.

Effective April 10, 2017, the Agreement between the Reporting Person and the Stockholder was terminated with respect to the Covered Shares.

The Stockholder and the Voting Party believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by each of them.

CUSIP No. 67103B 100	13G/A	Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2017

By:	/s/ Jeffrey A. Cerny
Name:	Jeffrey A. Cerny
Title:	Secretary